Exhibit 10(r)(1)

                           INCENTIVE FEE AGREEMENT

        THIS AGREEMENT is made this 3rd day of August 1993, effective as of the 1st day of June 1993, by and between THE KOGER PARTNERSHIP, LTD., a Florida limited partnership ("TKP") and KOGER PROPERTIES, INC., a Florida corporation ("KPI").

                            W I T N E S S E T H:

        WHEREAS, TKP is a Florida limited partnership in respect of which KPI serves as Managing General Partner; and

        WHEREAS, on September 25, 1991 (the "Petition Date"), each of TKP and KPI filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. sections 101 et seq.; and

        WHEREAS, TKP's Third Amended and Restated Plan of Reorganization, dated as of October 28, 1992 (the "Plan"), requires that TKP and KPI enter into an incentive agreement under which KPI may receive certain fees relating to sales and refinancings of various of TKP's office properties.

        NOW THEREFORE, in consideration of the premises and other good and valuable considerations, the receipt, adequacy and sufficiency of which are hereby acknowledged, TKP and KPI hereby agree as follows:

        1. Definitions. For the purposes of this Agreement, the capitalized terms set forth below shall have the following meanings. Capitalized terms used herein and not herein defined shall have the meanings ascribed to such terms in the Plan.

        Affiliate (or any derivative thereof), in respect of a Person, means another Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person. For purposes of this definition, the term "control" and its derivative forms refer to the ownership or control of securities of any Person ordinarily (and not merely upon the happening of an event of default, an event of noncompliance or other similar event) having the right to cause the election of a majority of such Person's board of directors or analogous governing body.

        Covered Transaction means either of the following: (i) the Disposition by TKP of its interest in one or more of its office properties or (ii) repayment in full of any of the Plan Indebtedness effected as part of a refinancing or refunding by TKP of such obligations, irrespective of the source of such refinancing.

        Disposition means any sale, lease, sale/leaseback, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by TKP and any Subsidiary thereof which has the effect of conveying all or a substantial portion of TKP's right, title and interest in any of the real property owned by TKP to a Person other than a Subsidiary of TKP.

        Fee Percentage means in respect of (a) Covered Transactions consummated on or before the fourth anniversary of the Effective Date, fifteen (15) percent, (b) Covered Transactions consummated after the fourth anniversary of the Effective Date, but on or before the sixth anniversary of the Effective Date, five (5) percent, and (c) Covered Transactions consummated after the sixth anniversary of the Effective Date, zero (O) percent.

        Net Proceeds, in respect of any Covered Transaction, means the excess, if any, of (a) the gross cash proceeds realized by TKP in respect of any (i) Disposition, other than a taking by condemnation, (ii) a refinancing or refunding of secured indebtedness of TKP or (iii) an additional secured financing in respect of any of the real property owned by the TKP (other than as required to effect tenant or capital improvements in respect of such property), over (b) the sum of (i) the aggregate principal amount of indebtedness then outstanding, plus any accrued and unpaid interest or other amounts in respect thereof, to the extent such amounts are (A) secured by consensual mortgage liens or, in the case of Plan Indebtedness related to a Tax Claim, liens securing same in respect of real property which is the subject of such Covered Transaction in the case such transaction is pursuant to clause
(a)(i) or (a)(iii) above and (B) required to be repaid or refunded and is repaid or refunded in connection with such transaction and, (ii) the reasonable out-of-pocket costs incurred by TKP in connection with such transaction, including, without limitation, attorneys' fees, brokerage commissions (which shall not in the case of brokerage commissions payable to Affiliates of TKP, exceed three percent (3%) of the amount referred to in clause (a) above) and similar costs and expenses, provided, however, that the proceeds of any Covered Transaction which are non-cash proceeds shall be deemed to constitute Net Proceeds only if, when and to the extent that, amounts of cash are ultimately realized thereon. Net Proceeds may be further reduced by contributions to the working capital of TKP as described in clause (iv) of the definition of the term "Net Capital Transaction Proceeds" set forth in the documents included in Exhibit L to the Plan.

        For the purposes of clause (b)(i) of the foregoing, amounts attributable to indebtedness collateralized by more than one office property of the Debtor shall, as to each such property, be reflected based upon the lesser of (i) the release price of such indebtedness in respect of such property and (ii) the aggregate amount of such indebtedness actually repaid in connection with consummation of the subject Covered Transaction.

        Subsidiary means, as to TKP, a corporation (or other business entity) the majority of the voting stock (or other voting equity interests) of which is directly or indirectly owned by TKP.

        2. Incentive Fees. Following the Effective Date, and subject to Section 3 hereof, TKP shall pay to KPI fees (the "Fees") in respect of each Covered Transaction equal to the product of (i) the Net Proceeds in respect of such transaction and (ii) the Fee Percentage.

        3. Payments. TKP shall pay all Fees to KPI as follows:

           3.1 The first $5 million of Fees shall not be currently payable to KPI, but shall instead be deposited into an account subject to the terms of the Limited Recourse Guaranty and Security Agreement (the "Guarantee") in favor of a designated agent for the holders of the Basic Restructured Mortgage Notes (the "Noteholders Agent"), as additional collateral for the repayment of the obligations represented by the Basic Restructured Mortgage Notes.

               3.1.1. Any Fees in excess of $5 million shall not be subject to this Section 3.1, and shall become payable to KPI under the terms of Section 3.2 hereof.

               3.1.2. Any Fees, deposited into an account pursuant to the
                      Guarantee, that are subsequently released from such account pursuant to the Guarantee shall immediately become payable to KPI under the terms of section 3.2 hereof.

           3.2 Subject to Section 3.1 of this Agreement, TKP shall pay all Fees to KPI in immediately available funds within five business days following consummation of the Covered Transaction to which such fees relate; provided, however, that:

               3.2.1. If KPI, its successor or assign, or any person owning all of the equity of KPI or such successor or assign, shall elect to be classified as a "real estate investment trust" within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the "Code"), then the amount of the Fee that shall be payable pursuant to this
                      Section 3.2 in any calendar year shall not exceed, in the aggregate, the amount that KPI, its successor or assign, informs TKP in writing that it may receive in that calendar year without violating the 95 percent gross income limitation of Section 856(c) of the Code.

               3.2.2. Any Fees otherwise payable hereunder that are not paid to KPI pursuant to section 3.2.1 of this Agreement (the "Excess Amount") shall be deposited in an interest-bearing bank account in a depository reasonably satisfactory to KPI and shall not be withdrawn or pledged as collateral by Owner prior to the time that such Excess Amount becomes payable or the payment obligation terminates pursuant to this section 3.2.

               3.2.3. Excess Amounts shall become payable in each succeeding calendar year immediately before, and under the same terms as, the Fees payable under this section 3.2; provided, however, that the Owner's obligation to make any payments of any such Excess Amount shall terminate seven (7) years after the date such Fees would have been payable under this Section 3.2 notwithstanding Section 3.2.1.

        4. Term of Agreement. This Agreement shall become effective on the Effective Date and shall remain in effect for so long as KPI shall remain Managing General Partner of TKP. The termination of this Agreement shall not relieve TKP of the obligation to pay Fees in respect of Covered Transactions consummated prior to the termination of this Agreement.

        5. Further Assurances. KPI and TKP agree to promptly execute and deliver such further documents and do such other acts and things as the Noteholders' Agent may reasonably request from time to time in order to more fully effect the purposes of this Agreement.

        6. Indemnification. TKP shall indemnify and hold harmless KPI from and against any and all liabilities, claims, damages, costs, and expenses, including attorneys' fees and expenses, to which KPI may become subject by reason of or arising out of the performance or non-performance of the duties of KPI under this Agreement, except those which may be incurred by KPI by reason of its willful misfeasance, bad faith, or gross negligence in the performance by KPI of its duties under this Agreement. KPI shall indemnify and hold harmless TKP from and against any and all liabilities, claims, damages, costs, and expenses, to which TKP may become subject by reason of or arising out of the performance or non-performance of the duties of KPI incurred by TKP by reason of the willful misfeasance, bad faith, or gross negligence of KPI in the performance of its duties under this Agreement.

        7. Applicable Law. This Agreement is executed in the State of Florida and it shall be construed and enforced in accordance with the internal laws of the state of Florida.

        8. Successors and Assigns. This Agreement shall be binding on the parties hereto, their successors and assigns. KPI may delegate its obligations hereunder and assign any of its rights hereunder to any entity which is a permitted assignee of KPI under Section 17(c) of the Amended and Restated Management Agreement, dated August 3, 1993, effective as of June 1, 1993, between TKP and KPI, provided, however, that written notice of such assignment shall be provided to TKP and the Noteholders' Agent (as such term is defined in Paragraph 3 hereof) and provided, further, that any such assigner shall undertake all of KPI's liabilities and obligations under the Limited Recourse Guaranty and Security Agreement of even date herewith.

        9. Notices. All notices, consents, requests, and other communications provided for or permitted to be given pursuant to this Agreement shall be in writing and shall be personally delivered, sent by certified mail, postage prepaid, or delivered by overnight delivery service to either party and the Noteholders' Agent at the following respective addresses:

        TKP:

                The Koger Partnership, Ltd.
                3986 Boulevard Center Drive
                Jacksonville, Florida 32207
                Attention: Chief Executive Officer

        KPI:

                Koger Properties, Inc.
                3986 Boulevard Center Drive
                Jacksonville, Florida 32207
                Attention: Chief Executive Officer

        Noteholders' Agent:

                Coopers & Lybrand
                5959 Blue Lagoon Drive, Fourth Floor
                Miami, FL 33126
                Attention: Mr. Harvey Goldman

Either party may at any time give notice in writing to the other party of a change of its address for the purposes of this Section 9.

        10. Waiver. The failure by either party to insist upon the strict performance of any of the terms and provisions of this Agreement or to exercise any right, remedy, or election herein provided or permitted by law shall not constitute or be construed as a waiver or relinquishment for the future of such term, provision, right, remedy, or election, but the same shall continue in full force and effect. No term or provision of this Agreement shall be deemed to have been waived by either party unless such waiver is in writing, signed by such party.

        11. Complete Agreement. This Agreement amends and restates and supersedes and takes the place of any and all previous communications between the parties hereto relating to the matters covered hereby, and constitutes the sole and complete agreement between them.

        12. Amendments. Except as otherwise provided herein any and all amendments, additions and deletions to this Agreement must be in writing and executed by both parties hereto.

        13. Severability. If any provision of this Agreement or its application to any party or circumstance shall be determined by any court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder hereof shall not be affected thereby and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                        THE KOGER PARTNERSHIP, LTD.,
                                        By: Koger Properties, Inc.
                                            Managing General Partner,

                                            By: Jack H. Chambers
                                                President

                                        KOGER PROPERTIES, INC.,

                                            By: Jack H. Chambers
                                                President

STATE OF FLORIDA        )
                        )  SS:
COUNTY OF DUVAL         )

        The foregoing instrument was acknowledged before me this 3rd day of August, 1993, by Jack H. Chambers as President of Koger Properties, Inc., Managing General Partner of The Koger Partnership, Ltd. on behalf of The Koger Partnership, Ltd. He personally appeared before me, is personally known to me and did not take an oath.

                                        Notary: Sue J. Wakeman
(NOTARIAL SEAL)                         Print Name: Sue J. Wakeman
SUE J. WAKEMAN                          Notary Public, State of Florida
MY COMMISSION # CC 205882 EXPIRES       My commission expires: June 4, 1996
June 4, 1996
BONDED THRU TROY FAIN INSURANCE, INC.





STATE OF FLORIDA        )
                        )  SS:
COUNTY OF DUVAL         )

        The foregoing instrument was acknowledged before me this 3rd day of August, 1993, by Jack H. Chambers as President of Koger Properties, Inc., a Florida corporation on behalf of Koger Properties, Inc. He personally appeared before me, is personally known to me and did not take an oath.

                                        Notary: Sue J. Wakeman
(NOTARIAL SEAL)                         Print Name: Sue J. Wakeman
SUE J. WAKEMAN                          Notary Public, State of Florida
MY COMMISSION # CC 205882 EXPIRES       My commission expires: June 4, 1996
June 4, 1996
BONDED THRU TROY FAIN INSURANCE, INC.